UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ARCO PLATFORM LIMITED

(Name of Issuer)

Class A common shares, par value $0.00005 per share

(Title of Class of Securities)

G04553106

(CUSIP Number)

Oto Brasil de Sá Cavalcante

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP, 01412-100

Brazil

With a copy to:
Manuel Garciadiaz

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 10, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04553106

1	NAME OF REPORTING PERSON OSC Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 19,103,363 (2)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 19,103,363 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,103,363 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9% (3)(4)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1) This Schedule 13D is not being filed as a result of any particular acquisition or disposition of Class A Common Shares by the Reporting Persons.

(2)	Consists of 19,103,363 Class B common shares held of record by OSC Investments Ltd., a company controlled by Oto Brasil de Sá Cavalcante. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(3)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 38,939,254 Class A common shares outstanding (based on information provided by the Issuer as of August 8, 2023) and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(4)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this Schedule 13D.

CUSIP No. G04553106

1	NAME OF REPORTING PERSON Oto Brasil de Sá Cavalcante
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,103,363 (2)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,103,363 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,103,363 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9% (3)(4)
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)	This Schedule 13D is not being filed as a result of any particular acquisition or disposition of Class A Common Shares by the Reporting Persons.

(2)	Consists of 19,103,363 Class B common shares held of record by OSC Investments Ltd., a company controlled by Oto Brasil de Sá Cavalcante. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(3)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 38,939,254 Class A common shares outstanding (based on information provided by the Issuer as of August 8, 2023) and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(4)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this Schedule 13D.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D of OSC Investments Ltd. and Oto Brasil de Sá Cavalcante (together, the “Reporting Persons”, and each, a “Reporting Person”) initially filed with the Securities and Exchange Commission on December 2, 2022, as amended by Amendment No. 1 filed on January 11, 2023, and Amendment No. 2 filed on May 1, 2023 (as so amended, the “Schedule 13D”), with respect to the Class A common shares, par value $0.00005 per share (the “Class A common shares”), of Arco Platform Limited, a Cayman Islands exempted company incorporated with limited liability (the “Issuer”), whose principal executive offices are located at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo – SP, 01412-100, Brazil..

Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Except as set forth below, all previous Items and disclosures set forth in the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The descriptions of the Merger Agreement (as defined below), the Rollover and Support Agreement (as defined below) and the Interim Investors Agreement (as defined below) are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Merger Agreement

On August 10, 2023, the Issuer entered into an agreement and plan of merger, dated August 10, 2023 (the “Merger Agreement”), by and among the Issuer, Achieve Holdings (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and Achieve Merger Sub (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company (the “Surviving Company”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, at the Closing (A) each common share issued and outstanding immediately prior to the effective time of the Merger, as specified in the Merger Agreement (the “Effective Time”), including any holdback common shares issuable to former shareholders of INCO Limited under the Isaac EPA (as defined in the Merger Agreement), will be cancelled in exchange for the right to receive $14 in cash per share without interest (the “Per Share Merger Consideration”), except for (i) common shares beneficially owned by Parent or Merger Sub (including any common shares owned by General Atlantic, Dragoneer, the Reporting Persons, Ari de Sá Cavalcante Neto and ASCN Investments Ltd., any of their respective subsidiaries and certain other rollover shareholders, which will be contributed to Parent in exchange for Parent equity immediately prior to the Effective Time which will be cancelled for no consideration; (ii) common shares owned by the Company or any subsidiary of the Company as treasury shares as of immediately prior to the Effective Time, which shall be cancelled for no consideration; (iii) common shares reserved for issuance, settlement and allocation by the Company upon exercise or vesting of any Company equity awards, which shall be treated as contemplated by Section 2.04 of the Merger Agreement; and (iv) common shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands; and (B) each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective time shall be converted into one ordinary share, par value $0.00005 per share, of the Surviving Company. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 6 and is incorporated herein by reference.

Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent. In addition, if the Merger is consummated, the Class A common shares will be delisted from the NASDAQ Global Select Market, the Company’s obligations to file periodic reports under the Exchange Act will be terminated and the Issuer will be privately held by the Reporting Persons, General Atlantic, Dragoneer, Ari de Sá Cavalcante Neto and ASCN Investments Ltd. (collectively, the “Consortium”) and certain other rollover shareholders.

The Consortium anticipates that approximately US$474,585,909 is expected to be expended to complete the Merger. This amount includes (a) the estimated funds required by Parent to (i) purchase the outstanding Class A common shares not owned by members of the Consortium at a purchase price of US$14 per share, or (ii) settle outstanding options and restricted share units in accordance with the terms of the Merger Agreement, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement (the “Transactions”).

The Transactions contemplated by the Merger Agreement will be funded through (i) cash contributions contemplated by the equity commitment letters, each dated as of August 10, 2023, by and between Parent and each of General Atlantic and Dragoneer, or their respective affiliates; and (ii) the rollover equity contribution from General Atlantic, Dragoneer, the Reporting Persons, Ari de Sá Cavalcante Neto and ASCN Investments Ltd. and certain other shareholders of the Issuer into Parent, as contemplated by the Rollover and Support Agreement.

The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 6 hereto, and which is incorporated herein by reference in its entirety. If the Merger is consummated, the Issuer will become a wholly owned subsidiary of Parent. In addition, following the consummation of the Merger, the common shares will be delisted from the Nasdaq Global Select Market, the Issuer’s obligations to file periodic reports under the Exchange Act will be terminated and the Issuer will be privately held by the Rollover Shareholders (as defined below).

Rollover and Support Agreement

Concurrently with the execution of the Merger Agreement, the members of the Consortium and the other shareholders who agreed to roll over their common shares into the Surviving Company (collectively, the “Supporting Shareholders”) and the beneficial owners listed therein entered into a rollover and support agreement, dated as of August 10, 2023 (the “Rollover and Support Agreement”) with Parent, pursuant to which they have agreed with Parent, among other things, that they will vote all common shares owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger (and against any alternative transaction). In addition, each Supporting Shareholder agreed that (i) the Class A common shares and Class B common shares held by him, her or it will be contributed to Parent immediately prior to the Effective Time, and (ii) in consideration for such contribution, Parent will issue to each Supporting Shareholder Class A common shares and Class B common shares, respectively, of Parent. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Rollover and Support Agreement, a copy of which is filed as Exhibit 7 hereto, and which is incorporated herein by reference in its entirety.

Interim Investors Agreement

Concurrently with the execution of the Merger Agreement, each member of the Consortium (or its applicable affiliate) entered into an interim investors agreement (the “Interim Investors Agreement”) with Parent, Merger Sub and the other Supporting Shareholders, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the Supporting Shareholders with respect to the Transactions. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 8 hereto, and which is incorporated herein by reference in its entirety.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

Mr. Brasil de Sá Cavalcante beneficially owns 19,103,363 Class B common shares, which, in the aggregate, represents approximately 69.7% of the total number of Class B common shares outstanding (based on information provided by the Issuer as of August 8, 2023) (as calculated in accordance with Rule 13d-3(d)(1)(i)), and voting power of approximately 61.0% (the percentage of total voting power represents voting power with respect to all Class A common shares and Class B common shares, as a single class).

By virtue of entering into the Rollover and Support Agreement and the Interim Investors Agreement, the Reporting Persons may be deemed to be members of a “group” with the other Supporting Shareholders pursuant to Section 13(d) of the Exchange Act. However, each Reporting Person expressly disclaims beneficial ownership of the common shares beneficially owned by any other reporting person(s) or any Supporting Shareholder. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A common shares or Class B common shares of the Issuer that are beneficially owned by any other reporting person(s) or any other Supporting Shareholder. The Reporting Persons are only responsible for the information contained in this Amendment and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s) or any other supporting Shareholder.

Accordingly, in the aggregate, the Reporting Persons and the other Supporting Shareholders may be deemed to beneficially own 46,282,969 Class A common shares, comprised of an aggregate of 13,709,703 Class A common shares, 5,172,418 Class A common shares issuable on conversion of the 2028 Convertible Notes and 27,400,848 Class A common shares issuable on conversion of Class B common shares, which, as calculated in accordance with Rule 13d-3(d)(1)(i), represents approximately 64.7% of the total number of Class A common shares based on (i) 38,939,254 Class A Common Shares outstanding (based on information provided by the Issuer as of August 8, 2023) and (ii) an aggregate of 32,573,266 Class A common shares issuable on conversion of all the 2028 Convertible Notes and all the Class B common shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 3 and 4 of this Amendment is incorporated herein by reference.

Except as described above or elsewhere in this Amendment or incorporated by reference in this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of November 30, 2022, by and between ASCN Investments Ltd. and Ari de Sá Cavalcante (previously filed)
Exhibit 2:	Joint Bidding Agreement, dated as of November 30, 2022, by and among General Atlantic L.P., Dragoneer Investment Group, LLC, Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto (previously filed)
Exhibit 3:	Non-Binding Indication of Interest to the Board of Directors of Arco Platform Limited, dated November 30, 2022 (previously filed)
Exhibit 4:	Non-Binding Indication of Interest to the Special Committee of Arco Platform Limited, dated April 30, 2023 (previously filed)
Exhibit 5:	Amendment of Joint Bidding Agreement, dated April 30, 2023, by and among General Atlantic L.P., Dragoneer Investment Group, LLC, Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto (previously filed)
Exhibit 6:	Merger Agreement, dated as of August 10, 2023, by and among Arco Platform Limited, Achieve Holdings and Achieve Merger Sub (incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Private Issuer filed on Form 6-K on August 11, 2023)
Exhibit 7*:	Rollover and Support Agreement, dated as of August 10, 2023, by and among General Atlantic Arco (Bermuda) 2, L.P., Archery DF Holdings, LP, Oto Brasil de Sá Cavalcante, Ari de Sá Cavalcante Neto and such other rollover investors set forth therein
Exhibit 8*:	Interim Investors Agreement, dated as of August 10, 2023, by and among Achieve Holdings, Achieve Merger Sub, General Atlantic Arco (Bermuda) 2, L.P., Archery DF Holdings, LP, Oto Brasil de Sá Cavalcante, Ari de Sá Cavalcante Neto and such other rollover investors set forth therein

*Schedules and exhibits to the Rollover and Support Agreement and the Interim Investors Agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant will furnish copies of any such schedules or exhibits to the U.S. Securities and Exchange Commission upon request.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2023

OSC INVESTMENTS LTD. By: /s/ Oto Brasil de Sá Cavalcante Name: Oto Brasil de Sá Cavalcante Title: Director /s/ Oto Brasil de Sá Cavalcante Oto Brasil de Sá Cavalcante